FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 12 August 2004 – 16 August 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

Notification of Annual Meeting Date

Linda Cox

Company Secretary

68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

11 August 2004

Australian Stock Exchange

Exchange Centre

20 Bridge Street

Sydney NSW 2000

AUSTRALIA

NOTIFICATION OF ANNUAL MEETING DATE

Telecom Corporation of New Zealand Limited advises its annual meeting is to be held Thursday 7 October 2004 at 2.30pm (New Zealand time) in the Ballroom, Duxton Hotel, 170 Wakefield Street, Wellington and that the closing date for director nominations is 19 August 2004.

Yours faithfully

Linda Cox

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	16 August 2004